                                                                   Exhibit 99.52

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933 (the "U.S. Securities Act"), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person (as defined in Regulation S of the U.S. Securities Act) absent registration or pursuant to an applicable exemption from the U.S. Securities Act. See "Plan of Distribution".

                              SHORT FORM PROSPECTUS

New Issue                                                      December 22, 2005

                      (TRANSITION THERAPEUTICS INC. LOGO)

                          TRANSITION THERAPEUTICS INC.

                                   $10,350,000
                            15,000,000 COMMON SHARES

This short form prospectus qualifies the distribution (the "Offering") of 15,000,000 common shares ("Common Shares") of Transition Therapeutics Inc. ("Transition" or the "Corporation"). The only class of outstanding voting and participating shares of the Corporation are the Common Shares.

The Corporation's outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "TTH". On December 12, 2005, the last trading day before the public announcement of the Offering, the closing price of the common shares on the TSX was $0.69. The TSX has conditionally approved the listing of the Common Shares distributed under this prospectus. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before March 15, 2006. The offering price of the Common Shares was determined by negotiation between the Corporation and Versant Partners Inc. ("Versant") on behalf of itself and GMP Securities L.P., Dundee Securities Corporation and National Bank Financial Inc. (collectively, the "Underwriters"). See "Plan of Distribution".

An investment in the Common Shares should be considered highly speculative due to the nature of the Corporation's business and because the Corporation's product candidates are still in research and development. Investors should carefully review and evaluate the risks associated with an investment in Common Shares. See "Risk Factors".

                                   ----------

                          PRICE: $0.69 PER COMMON SHARE

                                   ----------

                      PRICE TO THE PUBLIC   UNDERWRITERS' FEE   NET PROCEEDS TO THE CORPORATION(1)
                      -------------------   -----------------   ----------------------------------
Per Common Share...       $      0.69            $0.04485                   $  0.64515
Total (2)(3).......       $10,350,000            $672,750                   $9,677,250

----------
Notes:

(1) Before deducting expenses of the Offering estimated at $325,000, which will be paid from the general funds of the Corporation.

(2) The Corporation has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to 6,000,000 additional Common Shares, at $0.69 per Common Share. The Underwriters' Option will be exercisable in whole or in part at the sole discretion of the Underwriters, at any time up until 24 hours prior to the closing of the Offering. Assuming full exercise of the Underwriters' Option, the total price to the public, Underwriters' fee and net proceeds to the Corporation will be $14,490,000, $941,850, and $13,548,150, respectively. This short form prospectus qualifies the distribution of the additional Common Shares issuable upon exercise of the Underwriters' Option. See "Plan of Distribution".

(3) The Corporation has also granted the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable in whole or in part at the sole discretion of the Underwriters, for a period of 30 days following the closing date of the Offering, to purchase additional Common Shares in the amount of up to 15% of the aggregate number of Common Shares issued at the closing of the Offering (or up to 3,150,000 Common Shares), including pursuant to the exercise of the Underwriters' Option, at $0.69 per Common Share. Assuming full exercise of the Underwriters' Option and the Over-Allotment Option , the total price to the public, Underwriters' fee and net proceeds to the Corporation will be $16,663,500, $1,083,127.50 and $15,580,372.50, respectively. This short form prospectus also qualifies the distribution of the additional Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of the Common Shares on behalf of the Corporation by McCarthy Tetrault LLP, and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of this Offering is expected to occur on or about January 4, 2006 or such other date as the Corporation and the Underwriters may agree, but in any event no later than February 3, 2006. It is expected that definitive certificates representing the Common Shares will be available for delivery at closing.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investors should rely only on the information contained in or incorporated by reference in this prospectus. The Corporation has not authorized anyone to provide investors with different information. The Corporation is not offering the Common Shares in any jurisdiction in which the offer is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

In this prospectus, all dollar figures are in Canadian dollars, unless indicated otherwise.

                                TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE........................................    1
ELIGIBILITY FOR INVESTMENT.................................................    2
FORWARD-LOOKING STATEMENTS.................................................    2
THE CORPORATION............................................................    3
RECENT DEVELOPMENTS........................................................    4
DESCRIPTION OF COMMON SHARES...............................................    5
DIVIDEND POLICY............................................................    5
CONSOLIDATED CAPITALIZATION................................................    6
USE OF PROCEEDS............................................................    6
PLAN OF DISTRIBUTION.......................................................    6
RISK FACTORS...............................................................    8
INTERESTS OF EXPERTS.......................................................   14
AUDITORS, REGISTRAR AND TRANSFER AGENT.....................................   14
PURCHASER'S STATUTORY RIGHTS...............................................   15
AUDITORS' CONSENT..........................................................   16
CERTIFICATE OF THE CORPORATION.............................................    1
CERTIFICATE OF THE UNDERWRITERS............................................    2

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, filed with the securities commission or similar authority in the provinces of British Columbia, Alberta, Manitoba and Ontario are specifically incorporated by reference in, and form an integral part of, this prospectus:

     (a) the Annual Information Form of the Corporation for the year ended June 30, 2005 dated September 19, 2005 (the "AIF");

     (b) the audited consolidated balance sheets of the Corporation as at June 30, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended, together with the notes thereto and the auditors' report thereon;

     (c) amended and restated management's discussion and analysis of the financial condition and results of operations of the Corporation for the year ended June 30, 2005 and 2004;

     (d) the Management Information Circular of the Corporation dated November 2, 2005 relating to the annual meeting of shareholders held on December 12, 2005, excluding the sections entitled "Report on Executive Compensation", "Performance Graph" and "Exhibit 3 - Corporate Governance";

     (e) the unaudited consolidated balance sheet of the Corporation as at September 30, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the three-month periods then ended, together with the notes thereto; and

     (f) management's discussion and analysis of the financial condition and results of operations of the Corporation for the three-month period ended September 30, 2005 and 2004.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this prospectus.

     Any documents of the types referred to in the preceding paragraphs (a) through (f) and any material change reports (excluding confidential reports and any portions of any information circular that are not required to be incorporated by reference under applicable securities laws) filed by the Corporation with the securities regulatory authorities in British Columbia, Alberta, Manitoba or Ontario after the date of this prospectus and prior to the termination of the Offering will be deemed to be incorporated by reference into this prospectus.

     Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated in this prospectus by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, Telephone: 416-263-1203. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

                           ELIGIBILITY FOR INVESTMENT

     In the opinion of McCarthy Tetrault LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, based on legislation in force as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statues referred to below (and, where applicable, the regulations, guidelines or prescribed criteria thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals and, in certain cases the filing of such policies, procedures or goals, the Common Shares would not, if issued on the date hereof, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)                    Insurance Act (Alberta)
Pension Benefits Standards Act, 1985 (Canada)       Loan and Trust Corporations
                                                    Act (Alberta)
Trust and Loan Companies Act (Canada)               The Insurance Act (Manitoba)
Financial Institutions Act (British Columbia)       The Trustee Act (Manitoba)
Pension Benefits Standards Act (British Columbia)   Loan and Trust Corporations
                                                    Act (Ontario)
Alberta Heritage Savings Trust Fund Act (Alberta)   Pension Benefits Act
                                                    (Ontario)
Employment Pension Plan Act (Alberta)

     In the opinion of McCarthy Tetrault LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the Common Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, subject to the specific provisions of any particular plan.

                           FORWARD-LOOKING STATEMENTS

     Certain statements included or incorporated by reference in this prospectus constitute forward-looking statements. All statements contained herein that are not clearly historical in nature are forward- looking, and the words "anticipate", "believe", "expect", "estimate" and similar expressions are generally intended to identify forward-looking statements. Such statements represent the Corporation's internal projections, estimates or beliefs concerning, among other things, an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements are only predictions. Actual events or results may differ materially. Although the Corporation believes that the expectations reflected in the forward-looking statements, it cannot guarantee future results, levels of activity, performance or achievement.

     Factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to:
(i) obtaining sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) capitalizing on partnering and acquisition opportunities, (iii) clinical trial timing and results, (iv) adequately protecting proprietary information and technology from competitors,
(v) regulatory approvals, (vi) successfully competing in the targeted markets, and (vi) maintaining third party relationships, including key personnel, and key collaborators.

     By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading "Risk Factors" in this Prospectus and all other information included in or incorporated by reference in this Prospectus before making investment decisions with regard to the Common Shares.

                                 THE CORPORATION

     The Corporation is a product-focused biopharmaceutical company developing novel therapeutics for disease indications with large markets. The Corporation considers itself to be in one business segment; that is the research and development of therapeutic agents.

     The Corporation's business model is based on the following steps: 1) identifying attractive early stage technologies targeting large markets; 2) moving these products through clinical studies to provide validation; 3) partnering with companies who have the infrastructure and resources to complete late stage clinical development and product commercialization; and 4) identifying new product opportunities to replenish the Corporation's product development pipeline.

     This business model allows the Corporation to maximize the return from its early stage investment and validation through partnerships with large pharmaceutical companies. Such partnerships would not only provide the Corporation with third party validation of its technology, but also fund the more costly later stage clinical development of its lead products and provide revenues through milestone payments and royalties. The revenues from these partnerships may also allow the Corporation to continually replenish its product development pipeline while reducing the need to secure funding from the public markets.

     This business model allows the Corporation to advance several products simultaneously while minimizing its burn rate. The Corporation conducts limited research and development internally, preferring to out-source much of this work to hospitals, universities or pharmaceutical companies.

     The Corporation's outstanding common shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol "TTH". The Corporation's principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7. I.N.T.(TM) and Optimol(TM) are the trademarks of the Corporation. All other trademarks or service marks appearing in this prospectus are the marks of the companies that use them.

                               RECENT DEVELOPMENTS

E1-I.N.T. CLINICAL TRIAL INTERIM UP-DATE

     On December 5, 2005, the Corporation announced an interim up date on its ongoing exploratory Phase IIa clinical studies of its lead diabetes regenerative therapy, E1-I.N.T. for Type I and Type II diabetes patients as well as blinded safety and efficacy data for the Type I diabetes clinical study.

     The main objective of these studies is to identify well-tolerated and safe doses of E1-I.N.T. in diabetes patients, and signs of efficacy by measuring parameters including insulin usage and HbA1c levels. Preliminary data from the first four Type I diabetes patients completing the four week treatment period (E1-I.N.T. or placebo) showed a reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses.

Study Design

     The exploratory Phase IIa clinical studies for E1-I.N.T. are randomized, double-blind, controlled trials to evaluate the safety, tolerability and efficacy of daily E1-I.N.T. treatments for 28 days with a six month follow-up. The Type I diabetes clinical study will examine 20 Type I diabetes patients (15 E1-I.N.T., 5 placebo) and the Type II diabetes clinical study will examine 30 Type II diabetes patients (20 E1-I.N.T., 10 placebo).

Type I Diabetes Clinical Trial

     To date, there have been 10 patients enrolled in the Type I diabetes study. Four patients have completed the treatment phase and at least three months of follow-up post treatment, five patients are entering into the screening phase and one patient has withdrawn from the study. Recently, five new clinical sites have been initiated in addition to the lead site in San Antonio, Texas to facilitate the completion of enrolment which is expected in the first quarter of 2006. The reporting of final study data is planned for mid-year 2006.

     The four patients that received a dose escalation successfully completed the 28 days of daily treatments. The sole patient that withdrew from the study received only the maximal dosage with no dose escalation. The principal adverse events observed in the study were nausea and headaches. There have been no serious drug-related adverse events noted during the study to date including no injection site irritations, no modification of blood pressure, and no hypoglycaemic events. These preliminary safety findings are consistent with the positive profile observed in the previous single dose Phase I studies.

     Patients in the study are randomized 3:1, treatment vs. placebo. Daytime insulin usage was reduced 35-75% in three of four Type I diabetes patients that completed treatment. These reductions of daytime insulin usage are evident after the 28-day treatment period and peak between one and two months post-treatment.

     During this period, these patients have maintained stable blood glucose control as measured by glycosolated hemoglobin levels (HbA1c). These early efficacy findings in Type I diabetes patients are consistent with effects demonstrated in diabetes animal models where maximal levels of regeneration were observed three to six weeks post-treatment.

Type II Diabetes Clinical Trial

     Five US clinical sites have been initiated and study enrolment is expected to be completed by Q1 2006. To date, 19 patients have been enrolled in the Type II diabetes study. For the six patients that have completed the treatment phase and the eight patients that are in the baseline or treatment phase the principal adverse events observed are similar to those in the Type I diabetes study and are consistent with the safety findings from the single dose Phase I studies. Two patients decided not to continue in the study after experiencing nausea. Three patients are currently being screened in preparation for the treatment phase.

ACQUISITION OF ASSETS OF PROTANA INC.

     On November 1, 2005, the Corporation acquired the Optimol(TM) drug discovery technology and capital assets of Protana Inc. for a purchase price consisting of $3 million in cash, 2,000,000 Common Shares and the assumption of approximately $3.5 million of debt (inclusive of accrued interest) which is secured against the acquired assets. The Optimol(TM) assets were acquired from the Receiver of Protana Inc. together with the assets of the Proteomics division of Protana Inc. Pursuant to the Purchase and Sale Agreement, the Corporation has agreed to sell the Proteomics division assets as soon as possible with the net proceeds to be split evenly between the Corporation and the Receiver. Transition, however, would continue to assume the entire $3.5 million debt obligation. On December 7, 2005 the Corporation held a sealed bid auction for a portion of the Proteomics Services assets and is currently assessing the bids received.

ELLIPSIS NEUROTHERAPEUTICS INC. - AZD-103 UPDATE

     Transition and Ellipsis Neurotherapeutics Inc. have commenced clinical development of Alzheimer's disease lead product AZD-103. The AZD-103 compound is a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease. This unique class of therapeutics provides significant advantages over the current products on the market which only treat disease symptoms.

     Strong preclinical data have confirmed AZD-103's excellent safety profile and potential as a disease-modifying therapeutic for the treatment of Alzheimer's disease. In animal models, AZD-103 has been shown to disaggregate amyloid-beta fibrils and reduce amyloid-beta load, improve cognitive function and extend overall survival. Clinical manufacturing of AZD-103 is complete and will provide sufficient material for the completion of the planned Phase I and Phase II clinical trials.

     An Investigational New Drug ("IND") application is in the process of being filed with the Food and Drug Administration ("FDA") of the United States seeking clearance for a Phase I clinical trial with AZD-103 in healthy volunteers. In parallel, the additional preclinical studies required to support an application for a Phase II clinical trial have begun with final results expected in the summer of 2006.

     Transition recently increased its equity interest in Ellipsis Neurotherapeutics Inc. from 18.5% to 21.1% as a result of a purchase from treasury of 346,400 shares of such company for cash consideration of $386,062.

                          DESCRIPTION OF COMMON SHARES

     The Corporation's authorized share capital consists of an unlimited number of Common Shares.

     The holders of the Corporation's Common Shares are entitled to one vote in respect of each share held at all meetings of shareholders. The holders of the Corporation's Common Shares are entitled to receive dividends if, as and when declared by the Corporation's board of directors. In the event of the liquidation, dissolution or winding-up of the Corporation, after payment of all outstanding debts and liabilities, the holders of the Corporation's Common Shares are entitled to receive, pro rata, the Corporation's remaining assets. The holders of the Corporation's Common Shares have no pre-emptive, subscription or redemption rights.

                                 DIVIDEND POLICY

     The Corporation has paid no dividends since its inception. At the present time, the Corporation intends to retain earnings, if any, to finance further research and development and the expansion of its business. The payment of dividends in the future will depend on the earnings and financial condition of the Corporation and on such other factors as the board of directors of the Corporation may consider appropriate.

                           CONSOLIDATED CAPITALIZATION

     The following table sets forth the capitalization of the Corporation as at June 30, 2005 and as at September 30, 2005, both before and after giving effect to the Offering.

                              AS AT                  AS AT           AS AT SEPTEMBER 30, 2005 AFTER
    DESIGNATION           JUNE 30, 2005       SEPTEMBER 30, 2005    GIVING EFFECT TO THE OFFERING(3)
    -----------       --------------------   --------------------   -------------------------------
Long term debt(1)              --                     --                           --
Common shares(2)           $77,254,351            $77,254,351                 $92,509,724
                      (120,096,077 shares)   (120,096,077 shares)         (144,246,077 shares)
Contributed surplus        $2,811,966             $3,179,465                   $3,179,465

----------
Notes:

(1) Does not include approximately $1.6 million of long term debt assumed on November 1, 2005 as part of the acquisition of the Optimol(TM) assets described under "Recent Developments".

(2) Excludes: (i) Common Shares reserved for issuance pursuant to the exercise of stock options (4,098,162 at June 30, 2005 and 3,507,331 at September 30,
     2005), (ii) 1,384,615 Common Shares reserved for issuance pursuant to the exercise of outstanding warrants, (iii) 3,305,600 Common Shares reserved for issuance pursuant to outstanding Exchange Rights, and (iv) 2,000,000 Common Shares issued on November 1, 2005 in connection with the acquisition of the Optimol(TM) assets described above under "Recent Developments".

(3) Assuming the Underwriters' Option and Over-Allotment Options are exercised in full.

                                 USE OF PROCEEDS

     The estimated net proceeds to the Corporation from the sale of the Common Shares (excluding the sale of any Common Shares to be issued on exercise of the Underwriters' Option and Over-Allotment Option) will be approximately $9,352,250 after deducting the estimated expenses of the Offering, including the Underwriters' fee. The Corporation intends to the use estimated net proceeds of the Offering for (i) the continuation of the development of the Corporation's multiple lead products, (ii) the advancement of lead molecules identified by the Corporation's drug discovery technology into pre-clinical and clinical development and (iii) general corporate and working capital purposes.

     The amount actually expended for the purposes described above could vary significantly depending, among other things, the progress of the Corporation's research and development programs, regulatory approvals, technological advances, commercial potential of the Corporations' products, the terms of any collaborative arrangements entered into by the Corporation and the status of competitive products.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") dated December 14, 2005, between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase 15,000,000 Common Shares on January 4, 2006, or such later date as may be agreed upon but in any event not later than February 3, 2006. Certificates representing the Common Shares will be available for delivery at the closing of the Offering. The purchase price will be $0.69 per Common Share or $10,350,000 in the aggregate. The Corporation has granted to the Underwriters the Underwriters' Option to purchase up to 6,000,000 additional Common Shares, at $0.69 per Common Share. The Underwriters' Option will be exercisable in whole or in part at the discretion of the Underwriters, at any time up until 24 hours prior to the closing of the Offering. This short form prospectus qualifies the distribution of the additional Common Shares issuable upon exercise of the Underwriters' Option. The Corporation has also granted to the Underwriters the Over-Allotment Option exercisable in whole or in part of the sole discretion of the Underwriters, for a period of 30 days following the closing date of the Offering, to purchase additional Common Shares in the amount of up to 15% of the aggregate number of Common Shares issued upon the closing of the Offering (or up to 3,150,000 Common Shares), including pursuant to the exercise of the Underwriters' Option, at $0.69 per Common Share. This short form prospectus also qualifies the distribution of the additional Common Shares issuable upon exercise of the Over-Allotment Option.

     In consideration for their services in connection with this Offering, the Underwriters will be paid a fee of 6.5% of the gross proceeds of the Offering.

     The Underwriters may terminate their obligations at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement. In addition, the Corporation has agreed under the Underwriting Agreement to indemnify the Underwriters against certain liabilities.

     The Corporation has agreed that it will not, without the prior consent of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, agree to issue or sell any Common Shares or financial instruments convertible or exchangeable into Common Shares for a period of 90 days from the closing of the Offering, except for the grant of stock options or the issuance of Common Shares pursuant to the Corporation's stock option plan or pursuant to existing obligations.

     The TSX has conditionally approved the listing of the Common Shares distributed under this prospectus. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before March 15, 2006.

     Pursuant to Ontario Securities Commission Rule 48-501, the Underwriters may not, beginning two days prior to the date that the price per Common Share was determined and throughout the period of distribution under this prospectus (the "Restricted Period"), bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include (i) a bid or purchase permitted under the rules of the TSX relating to market stabilization and passive market-making activities and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Pursuant to the first exception above, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

     The Common Shares are being offered by the Underwriters in Canada pursuant to this prospectus and in the U.S. pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and may be offered for sale outside Canada and the U.S. in accordance with applicable law. The Common Shares have not been, and will not be, registered under the U.S. Securities Act and may not be offered or sold within the U.S. or to, or for the account or benefit of, a U.S. Person (as defined in Regulation S of the U.S. Securities Act absent registration or pursuant to an applicable exemption from the U.S. Securities Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement and as expressly permitted by applicable laws of the U.S., it will not offer or sell any Common Shares within the U.S. The Underwriting Agreement permits the Underwriters to re-offer and resell Common Shares purchased by them pursuant thereto to certain qualified institutional buyers in the U.S. provided that such re-offers and such resales are made only in accordance with Rule 144A under the U.S. Securities Act (which Rule provides an exemption from registration under such laws in connection with such re-offers and resales). This Canadian prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the U.S. In addition, until 40 days after the commencement of this Offering of Common Shares, an offer or sale of the Common Shares within the U.S. by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under the U.S. Securities Act.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMMON SHARES INVOLVES A SIGNIFICANT DEGREE OF RISK AND SHOULD BE CONSIDERED HIGHLY SPECULATIVE DUE TO THE NATURE OF TRANSITION'S BUSINESS. AN INVESTMENT IN THE COMMON SHARES SHOULD ONLY BE MADE BY THOSE PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

     Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Corporation's products and technologies are currently in the discovery, research or development stage, all of which stages are risky for a Corporation in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans. The Corporation's products will require additional development and testing, including extensive toxicity and other clinical testing, before the Corporation will be able to apply to obtain regulatory approval to market the product commercially. To date, the Corporation has not introduced a product into the market and there is no assurance that research and development programs conducted by the Corporation will result in any commercially viable products. If a product is approved for sale, there is no assurance of market acceptance or that the Corporation will generate adequate funds to continue development. In addition, there is no assurance that the Corporation will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection, and the regulatory environment that can influence the Corporation's ability to be profitable.

     Before making an investment decision, investors should carefully consider the risks and uncertainties described below and in the Corporation's AIF and management's discussion and analysis of financial condition and results of operations incorporated by reference in this prospectus, as well as the other information contained and incorporated by reference in this prospectus. These risks and uncertainties are not the only ones facing the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations. If any of such risks actually occur, the Corporation's business, financial condition, liquidity and operating results could be materially harmed.

RISKS RELATED TO THE BUSINESS

Financial Resources

     As at September 30, 2005, the Corporation had cash and cash equivalents and short term investments of $18,041,813 and working capital of $18,912,586. In addition to this Offering, the Corporation anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Corporation may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Corporation to fund its research and development activities and the ability of the Corporation to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Corporation's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

Dependence on Key Personnel

     To continue the Corporation's research and development programs and to conduct future clinical trials, the Corporation will rely upon employees, collaborators and other third party relationships. There is no assurance that the Corporation will be able to maintain or establish these relationships as required.

     The Corporation depends on certain members of its management and scientific staff and the loss of services of one or more of said persons could adversely affect the Corporation. It is necessary for the Corporation to continue to implement and improve its management systems and to continue to recruit and train new employees in order to manage its growth effectively. While it has been able to attract and retain skilled and experienced personnel in the past, no assurance can be given that it will be able to do so in the future.

History of Operating Losses

     Since the Corporation's inception, it has incurred significant losses each year. The Corporation expects to incur significant operating losses as it continues its research and development. The Corporation will need to generate significant revenues in order to achieve and maintain profitability. No assurance can be given that the Corporation will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that it will ever achieve or maintain profitability.

Competition

     The biopharmaceutical industry is highly competitive. Competition comes from health care companies, biopharmaceutical companies, universities, government agencies and public and private companies. Some of the organizations which could be considered to be competitors of the Corporation have substantially more financial and technical resources, more extensive research and development capabilities and greater marketing, distribution, production and human resources than the Corporation. Product development capabilities or financial, scientific, marketing and human resources capabilities may be developed in the Corporation's area of focus by its potential competitors. Competitors may develop and obtain regulatory approval for similar products more rapidly than the Corporation. Products which are more effective than those which it intends to develop may be developed by its competitors. Research and development by others may render the Corporation's technology or products non-competitive or obsolete or may result in therapies that are superior to those developed by the Corporation. The Corporation's success will depend, in part, on its ability to continue to enhance its existing technologies as well as develop new technologies that address the changing needs of the market.

Patents and Proprietary Rights

     The Corporation's success depends, in part, on its ability to secure and protect its patents, trade secrets, trade-marks and other intellectual property and proprietary rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that the Corporation owns or licenses. Often patent positions are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. Therefore, there is no assurance the Corporation's pending patent applications will result in the issuance of patents or that the Corporation will develop additional proprietary products or technologies which are patentable. Moreover, patents issued or to be issued to the Corporation may not provide it with any competitive advantages. The Corporation's patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties will develop or have products that are very similar to products of the Corporation or design around the Corporation's patents or proprietary technology which will circumvent the Corporation's patents or proprietary technology. The Corporation cannot be certain that it is the first creator of inventions covered by patents or pending patent applications or that it was the first to file patent applications for any such inventions and, if the Corporation is not, such inventions may be subject to priority disputes. The Corporation may be required to disclaim part of the term of certain patents or all of the term of certain patent applications. No assurance can be given that the Corporation's patents would be declared by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe the Corporation's patents. The steps the Corporation has taken to protect its intellectual property may not prevent the appropriation of its proprietary information and technologies, particularly in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in Canada. Unauthorized disclosure of its proprietary information could also harm its competitive position. The Corporation may file patent applications but have claims restricted or not be able to supply sufficient data to support its claims and, as a result, may not obtain the original claims, any claims or may receive restricted claims. Any of these outcomes could hurt the Corporation's ability to gain full patent protection for its products.

Costs Stemming from Defence Against Third-Party Intellectual Property Infringement Claims

     Third parties may assert that the Corporation is using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by the Corporation infringe their patents. If the Corporation is required to defend patent infringement actions brought by third parties, or if the Corporation takes legal action to protect its own patent rights or otherwise to protect its proprietary information and to prevent its disclosure, the Corporation may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is in its favour. In addition, any legal action that seeks damages or an injunction to stop the Corporation from carrying on its commercial activities relating to the affected technologies could subject the Corporation to monetary liability and require the Corporation or any third party licensors to obtain a license to continue to use the affected technologies. The Corporation cannot predict whether it would prevail in any of these types of actions or that any required license would be available on commercially acceptable terms or at all. Some of the Corporation's competitors may be able to sustain the costs of complex patent litigation more effectively than it can because they have substantially greater resources.

Pre-Clinical and Clinical Testing

     The Corporation is not able to predict the results of pre-clinical and clinical testing of drug candidates. It is not possible to accurately predict, based on studies or testing in laboratory conditions or in animals, whether a product will prove to be safe or effective in humans. In addition, success in one stage of human testing is not necessarily an indication that the particular product will succeed in later stages of clinical development. There can be no assurance that the pre-clinical or clinical testing of the Corporation's products will yield satisfactory results that will enable the Corporation to progress toward commercialization of such products. Unsatisfactory results may cause the Corporation to reduce or abandon future testing or halt commercialization of particular products, and this may have a material adverse effect on the Corporation.

     The rate of completion of the Corporation's clinical trials will be dependent upon, among other factors, the rate of patient enrolment. Patient enrolment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of parties to clinical sites and the eligibility criteria for the study. Delays in planned patient enrolment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on the Corporation's success. In addition, employees of the Corporation have limited clinical experience and, as a result, will rely on third parties to assist in overseeing and monitoring the clinical programs. If such third parties fail to perform their obligations under the agreements, this may result in delays in completing, or the inability to complete, clinical trials. There can be no assurance that the Corporation will be able to submit a new drug application as scheduled or that any such applications will be reviewed and cleared by the TPD or FDA in a timely manner or at all. Any failure or delay in obtaining regulatory approvals would adversely affect the Corporation's ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Corporation's product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval.

Regulatory Environment

     The Corporation's products are subject to stringent regulation in Canada, the U.S. and other countries. There is no assurance that regulatory approval will be granted for any of the Corporation's potential products. The completion of clinical testing and the obtaining of required approvals are expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by us or by the FDA or TPD if it is determined at any time that patients may be or are being exposed to unacceptable health risks. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed. Furthermore, it must be noted that product approvals may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained. Similar restrictions are imposed in foreign markets other than the United States and Canada.

Market Acceptance and Commercialization

     Even if they are successfully developed and receive regulatory approval, the Corporation's products may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance will depend on a number of factors including: demonstration of the clinical efficacy and safety of the Corporation's products, cost-effectiveness, potential advantage over alternative treatment methods, marketing and distribution support for the products, and reimbursement policies of government and third-party payors. If the Corporation fails to commercialize products or if its future products do not achieve significant market acceptance, it may not generate significant revenues or become profitable.

Health Care Reimbursement

     The Corporation's ability to commercialize its products with success may depend, in part, on the extent to which reimbursement to patients for the cost of such products and related treatment will be available from governmental health administration authorities, private health coverage insurers and other organizations as well as the ability of private parties to pay or afford its drugs. Furthermore, the amount of reimbursement of medical products and services are increasingly being challenged. There exists significant uncertainty as to the reimbursement status of newly approved health care products. Therefore, no assurance can be given that adequate third party coverage will be available to patients that will allow the Corporation to maintain price levels sufficient for the realization of an appropriate return on investment in product development.

Trade Secrets and Proprietary Rights

     Much of the Corporation's technical knowledge that is not patentable constitutes trade secrets. Although the Corporation requires its employees, consultants, advisors and collaborators to enter into confidentiality agreements, the Corporation may not be able to prevent the unauthorized disclosure or use of its technical knowledge or other trade secrets. In addition, disputes could arise with the Corporation's consultants, collaborators and others as to the ownership of intellectual property. The Corporation's business and competitive position depend upon its ability to protect its proprietary technology. Despite the Corporation's efforts to protect this information, unauthorized parties may attempt to obtain and use information that the Corporation regards as proprietary or independently develop technical knowledge that circumvents or limits the ability of the Corporation to enforce its proprietary rights over the said technical knowledge.

Potential Product Liability

     The Corporation may be subject to product liability claims in connection with the use of its products, and there can be no assurance that product liability insurance will be available at commercially reasonable terms.

Product liability claims might also exceed the amounts, or fall outside, of such coverage. Claims against the Corporation, regardless of their merit or potential outcome, may also have a material adverse effect on the Corporation's ability to obtain physician endorsement of its products or expand its business.

In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. Failure to satisfy such insurance requirements could impede the ability of the Corporation or potential distributors of the Corporation's products to achieve broad retail distribution of its proposed products, which would have a material adverse effect on the Corporation.

Payment of Dividends

     The Corporation has never declared or paid any dividends on its Common Shares. The Corporation currently intends to retain future earnings, if any, to finance further research and development and the expansion of its business. As a result, the return on an investment in its Common Shares will depend upon any future appreciation in value. There is no guarantee that the Common Shares will appreciate in value or even maintain the price at which they were purchased.

Dependence on Third Parties

     The Corporation is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Corporation does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Corporation can obtain such materials and services.

     The Corporation's strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, and eventual manufacturing, marketing and commercialization of the Corporation's products. The Corporation also plans to enter into partnerships for the potential development and commercialization of its drug candidates with several pharmaceutical firms.

     The Corporation intends to enter into additional corporate partnering agreements to develop and commercialize products based upon its core technology. The Corporation's success depends on its ability to enter into collaborations for financing, research and development, preclinical and clinical testing, regulatory approval and marketing capabilities in order to commercialize its technologies, discoveries and any products the Corporation develops. To date, the Corporation has entered into a limited number of collaborations pursuant to which it could receive additional funding, including payments upon the achievement of certain milestones. The Corporation may not be able to establish the collaborations it needs on favourable terms, or at all. The competition for collaborators has intensified as mergers and consolidation in the pharmaceutical and biotechnology industries have and will continue to reduce the number of potential collaborators. If the Corporation is not able to establish further collaborative arrangements, its ability to generate revenues may be impaired and it may have to undertake product development and commercialization at its own expense. Such an undertaking may: slow or limit the number of technologies and products that the Corporation is able to develop and commercialize; reduce the likelihood of successful product introduction; significantly increase its capital requirements; and divert management's attention and time.

     The Corporation's dependence on collaborative agreements with third parties to help the Corporation develop technologies and products will subject it to a number of risks. These collaborations may not result in marketable products. If any collaborative partner fails to develop or commercialize successfully any product to which the partner or the Corporation has rights, the Corporation's business may be adversely affected. In addition, no assurance can be given that any of these collaborations will be continued or result in successfully commercialized products. If one or more collaborative partners fails to continue funding any particular program, the development or commercialization of any products arising out of this program could be stopped or delayed. The failure for any reason to receive milestone payments could adversely affect the Corporation.

Conflicts with Third Parties

     If conflicts arise between the Corporation and its collaborators or its scientific advisors, the other party may act in its self-interest and not in the interest of shareholders of the Corporation. Additionally, no assurance can be given that the Corporation's collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including the Corporation's competitors, as a means for developing treatments for the diseases targeted by our programs. Disputes may arise with respect to the payment of milestones or the ownership of intellectual property rights to any technology or products ultimately developed with any current or future collaborative partner. Lengthy negotiations with potential new collaborative partners or disagreements between the Corporation and its current collaborative partners may lead to delays or termination in the research, development or commercialization of any products the Corporation develops or result in time-consuming and costly litigation or arbitration.

Hazardous Materials: Environmental Matters

     The Corporation's discovery and development processes involve the controlled use of hazardous materials. The Corporation is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products, including environmental laws and laws relating to employee health and safety. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result, and any such liability could exceed our resources. The Corporation may not be adequately insured against this type of liability. The Corporation may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Ability to Manage Future Growth

     Future growth, if any, may cause a significant strain on the Corporation's management and its operational, financial and other resources. The Corporation's ability to manage growth effectively will require it to implement and improve operational, financial, manufacturing and management information systems and to expand, train, manage and motivate employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in operational, financial, manufacturing and management information systems could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Potential Undisclosed Liabilities Associated with the Protana Inc. Acquisition

     In connection with the acquisition of the Optimol(TM) small-molecule drug discovery technology and the capital assets of Protana Inc., there may be liabilities that the Corporation failed to discover or was unable to quantify in its due diligence prior to the consummation of the acquisition and the Corporation may not be indemnified for some or all these liabilities. The discovery of any material liabilities could have a material adverse effect on the Corporation's business, financial condition or future prospects.

Future Acquisitions

     While all current binding agreements are described in this prospectus, the Corporation may review acquisition and investment prospects that would complement or expand its current business or otherwise offer growth opportunities. The Corporation may have to devote substantial time and resources in order to complete potential acquisitions. The Corporation may not identify or complete acquisitions in a timely manner, on a cost-effective basis, or at all. In the event of any future acquisitions, the Corporation could: issue additional shares that would dilute current shareholders' percentage ownership, incur debt, assume unknown or contingent liabilities, or experience negative effects on reported operating results from acquisition-related charges and amortization of acquired technology and other intangibles. Any such transaction could involve numerous risks that could harm operating results and cause the Corporation's share price to decline, including potential loss of key employees of acquired organizations; problems integrating the acquired business including its information systems and personnel; unanticipated costs that may harm operating results; diversion of management's attention from business concerns, and adverse effects on existing business relationships with customers. Any of these risks could harm the business and operating results of the Corporation.

Other Risks

     The Corporation is exposed to market risks related to volatility in interest rates for the Corporation's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. In addition, the Corporation's share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Corporation's business and in the biotechnology industry in general. The expectations of the Corporation made by securities analysts could also have a significant impact on the trading price of the Corporation's shares.

RISKS RELATING TO THIS OFFERING

Dilution from further Equity Financing

     If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Volatility of Share Price

     The market prices for securities of pharmaceutical companies, including those of the Corporation, have been historically volatile. Future announcements concerning the Corporation or its competitors, including the results of testing, technological innovations or commercial products, government regulations, developments concerning proprietary rights, litigation, cash flow and public concern as to the safety of the Corporation's products, may have a significant impact on the market price of the Corporation's common shares.

     The market price for Common Shares may fluctuate substantially due to a variety of factors, many of which are beyond the Corporation's control. The volatility of the pharmaceutical and biotechnology industry in general has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations could result in extreme fluctuations in the price of Common Shares, which could cause a decline in the value of an investment in Common Shares.

Discretion in the Use of Proceeds

     Management will have broad discretion concerning the use of the proceeds of this Offering as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of this Offering. Management may use the net proceeds of this Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer.

                              INTERESTS OF EXPERTS

     Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by McCarthy Tetrault LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP. The partners and associates of McCarthy Tetrault LLP and the partners and associates of Fraser Milner Casgrain LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

                     AUDITORS, REGISTRAR AND TRANSFER AGENT

     The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario. PricewaterhouseCoopers LLP was appointed as auditor of the Corporation on December 12, 2005. Ernst & Young LLP were auditors of the Corporation from December 2000 to December 12, 2005.

     Computershare Trust Company of Canada acts as the registrar and transfer agent for the common shares of the Corporation at its offices in Toronto, Ontario and Calgary, Alberta.

                          PURCHASER'S STATUTORY RIGHTS

     Securities legislation in the provinces of British Columbia, Alberta, Manitoba and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of those provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                                AUDITORS' CONSENT

     We have read the short form prospectus dated December 22, 2005 qualifying the distribution of 15,000,000 common shares of Transition Therapeutics Inc. (the "Corporation"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at June 30, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the two-year period ended June 30, 2005. Our report is dated August 12, 2005.

Toronto, Canada                                  (signed) "Ernst & Young LLP"
December 22, 2005                                Chartered Accountants

                         CERTIFICATE OF THE CORPORATION

Dated: December 22, 2005

     This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.


/signed/ "Tony F. Cruz"                 /signed/ "Elie K. Farah"
-------------------------------------   ----------------------------------------
Chief Executive Officer                 Chief Financial Officer and
                                        Vice President, Corporate Development

                      On behalf of the Board of Directors:


/signed/ "Gary W. Pace"                 /signed/ "Christopher Henley"
-------------------------------------   ----------------------------------------
Director                                Director

                         CERTIFICATE OF THE UNDERWRITERS

Dated: December 22, 2005

     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Manitoba and Ontario.

VERSANT PARTNERS INC.                   GMP SECURITIES L.P.


By: /signed/ "William Murray"           By: /signed/ "Steven D. Ottaway"
    ---------------------------------       ------------------------------------


DUNDEE SECURITIES CORPORATION           NATIONAL BANK FINANCIAL INC.


By: /signed/ "Ronald P. Vinet"          By: /signed/ "Philippe Dubuc"
    ---------------------------------       ------------------------------------